Morse, Zelnick, Rose & Lander
A LIMITED LIABILITY PARTNERSHIP

405 PARK AVENUE
NEW YORK, NEW YORK 10022-2605
212-838-1177
FAX – 212-838-9190

May 7, 2013

WRITER’S DIRECT LINE
(212) 838-8599

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:      Pamela A. Long, Assistant Director
Edward M. Kelly, Esq.
Craig E. Slivka, Esq.

Re:	Methes Energies International Ltd. (the “Company”)
Registration Statement on Form S-1 (the “Registration Statement”)
Filed April 16, 2013
File No. 333-187935

Dear Sir and Mesdames:

As counsel to the Company, we have prepared this letter on the Company’s behalf in response to the Staff’s comment letter dated April 30, 2013 (the “Comment Letter”) regarding the Registration Statement.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter above the Company’s response.

If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

Registration Statement’s Facing Page

1.	The EDGAR system reflects that the primary standard industrial classification code number of Methes Energies International Ltd. is 2860. Please revise.

As requested, the Company’s primary standard industrial classification code number reflected on the cover of the Registration Statement has been revised to 2860.

Prospectus Summary, page 3

2.	Provide a brief overview of the key aspects of the offering. See Item 503(a) of Regulation S-K.

The prospectus summary has been revised to include the following disclosure:

This Offering

This Prospectus relates to the sale, from time to time, by the Selling Stockholders of up to 467,500 Class A Warrants, 467,500 Class B Warrants and 1,402,500 shares of our Common Stock, of which an aggregate of 935,000 shares are issuable upon exercise of Class A Warrants and Class B Warrants.  The Class A Warrants and Class B Warrants are exercisable at prices of $7.50 and $10.00 per share, respectively, and all of the Warrants expire on October 12, 2017.  The Common Stock and the Warrants were acquired by the Selling Stockholders in our private placement offering from November 2012 through February 2013 (the “February 2013 Private Placement”), pursuant to which we sold 425,000 units (each a “Unit”) to accredited investors at a purchase price of $4.00 per Unit and raised gross proceeds of approximately $1.7 million. Each Unit consists of a share of Common Stock, a Class A warrant and a Class B Warrant.  In addition to the cash compensation paid by us to the placement agents, we issued to them warrants (“Placement Agents’ Warrants”) for an aggregate of 42,500 Units, which are exercisable at $4.20 per Unit beginning on February 19, 2014.  Accordingly, net proceeds from the February 2013 Private Placement were approximately $1.4 million, after deducting offering expenses and placement agent fees.  The February 2013 Private Placement was exempt from the registration requirements of the Securities Act of 1933, as amended (the “ Securities Act”) pursuant to Sections 4(2) and 4(5) of the Securities Act and Regulation D promulgated thereunder.

3.	Summarize the private placement transactions in which the selling shareholders acquired the securities being offered for resale in this registration statement.

See response to comment #2 above.

Selling Stockholders, page 7

4.	Describe briefly how the selling stockholders acquired the securities being offered for resale.

The first introductory paragraph to the Selling Stockholder Table has been revised to disclose that the selling stockholders acquired the securities being offered in the February 2013 Private Placement.

5.
Tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer.  If a selling stockholder is a broker-dealer, the prospectus should state that the selling stockholder is a broker-dealer.  If a selling stockholder is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  If the selling stockholder is an affiliate of a broker-dealer and cannot provide these representations, the prospectus should state that the selling stockholder is an underwriter.  Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

The introductory paragraphs to the Selling Stockholder Table have been revised to identify any selling stockholder who is a broker-dealer or an affiliate of a broker-dealer and to disclose that any selling stockholder who is an affiliate of a broker-dealer purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

6.
For a selling stockholder that is a legal entity, identify the natural person or persons who exercises voting or investment control or both over the securities held by the selling stockholder. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

The natural person or persons who exercises voting or investment control or both over the securities held by each selling stockholder that is a legal entity has been identified by footnote reference.

7.
Indicate the nature of any position, office, or other material relationship which a selling stockholder has had within the past three years with Methes Energies International Ltd. or any of its predecessors or affiliates.  See Item 507 of Regulation S-K.

The first introductory paragraph to the Selling Stockholder Table has been revised to disclose the nature of any position, office, or other material relationship which a selling stockholder has had within the past three years with the Company.

Undertakings, page II-4

8.	Since the undertakings under (5) are inapplicable to this offering, please delete them.

The undertakings under (5) have been deleted as requested.

Exhibit 5.1

9.
Counsel must opine that the warrants are binding obligations of Methes Energies International Ltd. under the law of the jurisdiction governing the warrant agreements.  Please revise. For guidance you may wish to refer to Section II.B.1.f. of our Staff Legal Bulletin No. 19 (CF) on legality and tax opinions in registered offerings available on the Commission’s website.

As requested, the opinion of Morse, Zelnick, Rose & Lander, LLP has been revised to opine that the warrants are binding obligations of the Company under the law of the jurisdiction governing the warrant agreements.

10.	Please state the corporate law upon which the opinion on the common stock is based.

As requested, the opinion of Morse, Zelnick, Rose & Lander, LLP has been revised to state that it is based on the laws of the State of Nevada.

Yours truly,

/s/ John C. Hui
John C. Hui